Exhibit 99.2

Indonesia Energy Provides Update on Operations and Reserves and Planned Drilling During the Remainder of 2025

2024 investments in seismic and other work and Kruh contract extension increased reserves at Kruh Block by over 60%

JAKARTA, INDONESIA AND DANVILLE, CA, Tuesday, May 27, 2025 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today provided an update on IEC’s planned drilling activity for the second half of 2025.

During 2024, IEC scaled back drilling activity at its Kruh Block asset and invested in seismic and other exploration work intended to maximize the prospects for new drilling. With that work now completed, new drilling is expected to commence at Kruh Block in the second half of 2025, as IEC plans to drill at least one new well this year as part of its multi-year program to drill 18 new wells at Kruh Block.

In its recently filed Annual Report on Form 20-F, IEC updated its proved gross reserves at Kruh Block, noting that IEC’s proved reserves increased over 60% to approximately 3.3 million barrels as a result of the additional seismic and other work conducted in 2024 and the 5-year contract extension granted in late 2023 by the Indonesian government.

Mr. Frank Ingriselli, IEC’s President, commented “We are pleased that our investments in Kruh Block and the 3D seismic work we have now completed resulted in a 60% increase in our proved gross reserves (even without any additional drilling activity). After attending meetings with the technical and operating teams in Jakarta and meetings with the drilling and operating teams in Sumatra, we are finalizing the drilling plans for later this year. With a successful result from our next well, we are hopeful that a further increase in reserves will be forthcoming. We believe our seismic data in hand will make our drilling even more effective and help us maximize the returns from this important asset”

More information regarding IEC’s planned drilling activities and reserve details for the Kruh Block and the Citarum Block can be found in IEC’s Annual Report on Form 20-F which was filed last month with the Securities and Exchange Commission and is available on IEC’s website at: https://ir.indo-energy.com/sec-filings/

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (195,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release, and related statements of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “could,” “estimates,” “believes,” “hopes,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” or “may,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without imitation those related to IEC’s future drilling plans at Kruh Block. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed on April 29, 2025, and other filings with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov and IEC’s website at https://ir.indo-energy.com/sec-filings/. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli
President, Indonesia Energy Corporation Limited
Frank.Ingriselli@Indo-Energy.com